UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Register.com, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75914G101
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                                 (CUSIP Number)

                                 Robert S. Hart
                              Mark Cuban Companies
                              5424 Deloache Avenue
                                Dallas, TX 75220
                                 (214) 378-5301

                                 With a Copy to:
                                Robert W. Dockery
                            Jenkens & Gilchrist, P.C.
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202
                            Telephone: (214) 855-4500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 30, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75914G101                                                 Page 2 of 7

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mark Cuban

2         CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP (See Instructions)

           (a) [_]
           (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS (See Instructions)

          PF

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  [_]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

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NUMBER                7.  SOLE VOTING POWER
OF                        2,418,200
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED                     0
BY
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 2,418,200
PERSON
WITH                 10.  SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,318,200

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.7% (1)

14        TYPE OF REPORTING PERSON (See Instructions)

          IN
_______________
(1) Based on 24,251,426 shares outstanding as of May 23, 2005, as reported in the Form 10-Q of Register.com, Inc. filed on May 27, 2005.

CUSIP No.  75914G101                                                 Page 3 of 7

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Mark Cuban Charitable Remainder Unitrust, Martin Woodall as sole trustee

2         CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP (See Instructions)

           (a) [_]
           (b) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS (See Instructions)

          PF

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  [_]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

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NUMBER                7.  SOLE VOTING POWER
OF                        900,000
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED                     0
BY
EACH                  9.  SOLE DISPOSITIVE POWER
REPORTING                 900,000
PERSON
WITH                 10.  SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,318,200

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.7% (1)

14        TYPE OF REPORTING PERSON (See Instructions)

          OO
_______________
(1) Based on 24,251,426 shares outstanding as of May 23, 2005, as reported in the Form 10-Q of Register.com, Inc. filed on May 27, 2005.

CUSIP No.  75914G101                                                 Page 4 of 7


                                  SCHEDULE 13D
                                (Amendment No. 1)
                                       FOR
           Mark Cuban and The Mark Cuban Charitable Remainder Unitrust


     This Schedule 13D (Amendment No. 1) amends and supplements the Schedule 13D jointly filed by Mark Cuban and The Mark Cuban Charitable Remainder Unitrust with the Securities and Exchange Commission (the "Commission") on June 29, 2005 (the "Schedule 13D"), relating to the common stock, par value $0.0001 per share ("Common Stock"), of Register.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein that are not defined herein shall have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.   Source and Amount of Funds and Other Consideration

     Item 3 is hereby supplemented as follows:

     On June 28, 2005, Mark Cuban purchased 18,200 shares of Common Stock for an aggregate purchase price of $132,860. On June 30, 2005, Mark Cuban purchased 1,100,000 shares of Common Stock for an aggregate purchase price of $8,470,000. Mr. Cuban effected these purchases through a personal investment account using personal funds.

Item 4.   Purpose of Transaction

     Item 4 is hereby supplemented as follows:

     On June 30, 2005, Mr. Cuban consented to being nominated for election as a director of the Company and to being named in any proxy statement filed by Barington Companies Equity Partners, L.P. ("Barington") with respect to the nomination.

     According to the Schedule 13D (Amendment No. 5) of Barington filed with the Commission on July 1, 2005, on June 30, 2005, Barington delivered to the Secretary of the Company a letter notifying the Company of Barington's intention to nominate nine persons, including Mr. Cuban, for election to the Board of Directors of the Company at the 2005 Annual Meeting of Stockholders of the Company. A copy of that letter is attached as Exhibit 99.9 to the Schedule 13D (Amendment No. 5) of Barington. Mr. Cuban intends to serve as a director of the Company, if elected.

CUSIP No.  75914G101                                                 Page 5 of 7


Item 5.   Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (A) According to the Form 10-Q filed by the Issuer on May 27, 2005, the number of shares of Common Stock outstanding on May 23, 2005, was 24,251,426. As of the date of the filing of this Schedule 13D (Amendment No. 1), Mr. Cuban is the beneficial owner of 2,418,200 shares of Common Stock and The Mark Cuban Charitable Remainder Unitrust is the beneficial owner of 900,000 shares of Common Stock, which, collectively, represents 3,318,200 shares of Common Stock and approximately 13.7% of the shares of Common Stock outstanding.

     (B) Mr. Cuban has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition, of 2,418,200 shares of Common Stock. Mr. Cuban is a beneficiary of The Mark Cuban Charitable Remainder Unitrust that holds 900,000 shares, and Mr. Cuban does not have the authority to direct the vote or disposition of these shares. Martin Woodall, as the sole trustee of The Mark Cuban Charitable Remainder Unitrust, has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition, of the 900,000 shares of Common Stock held by The Mark Cuban Charitable Remainder Unitrust. Mr. Cuban may be deemed to have beneficial ownership of the shares held by The Mark Cuban Charitable Remainder Unitrust; however, Mr. Cuban disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

     (C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban and The Mark Cuban Charitable Remainder Unitrust:



                          Type of                     Number           Price
      Date              Transaction                 of Shares        Per Share
-------------------------------------------------------------------------------
     4/21/2005    Purchase in open market             36,500           $5.57
                  (Mark Cuban)

     4/22/2005    Purchase in open market            100,000           $5.66
                  (Mark Cuban)

     4/26/2005    Purchase in open market                116           $5.97
                  (Mark Cuban)

     6/10/2005    Purchase in open market             20,000           $6.94
                  (The Mark Cuban Charitable
                  Remainder Unitrust)

     6/13/2005    Purchase in open market             12,500           $7.03
                  (The Mark Cuban Charitable
                  Remainder Unitrust)

CUSIP No.  75914G101                                                 Page 6 of 7


                          Type of                     Number           Price
      Date              Transaction                 of Shares        Per Share
-------------------------------------------------------------------------------
     6/20/2005    Purchase in open market             815,000           $7.45
                  (The Mark Cuban Charitable
                  Remainder Unitrust)

    6/21/2005     Purchase in open market             300,000           $7.45
                  (Mark Cuban)

    6/21/2005     Purchase in open market              52,500           $7.45
                  (The Mark Cuban Charitable
                  Remainder Unitrust)

    6/28/2005     Purchase in open market              18,200           $7.30
                  (Mark Cuban)

    6/30/2005     Private transactions              1,100,000           $7.70
                  (Mark Cuban)

     (D) Mr. Cuban is a beneficiary of The Mark Cuban Charitable Remainder Unitrust, which beneficially owns 900,000 shares of Common Stock. Martin Woodall, as the sole trustee of The Mark Cuban Charitable Remainder Unitrust, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, such shares on behalf of The Mark Cuban Charitable Remainder Unitrust. Mr. Woodall's principal business address is 4428 Park Lane, Dallas, TX 75220. Mr. Woodall is employed as Vice President of Radical Incubation LP and as Vice President of Radical Ventures LLC, entities owned and controlled by Mr. Cuban. The primary business address for Radical Incubation LP and Radical Ventures LLC is 5424 Deloache Avenue, Dallas, TX 75220.

     (E) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated to read in its entirety as follows:

     The information contained in Item 2 and Item 4 (as supplemented) is hereby incorporated by reference in response to this Item 6.

CUSIP No.  75914G101                                                 Page 7 of 7


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 1, 2005                    /s/ MARK CUBAN
                                         --------------------------------------
                                         Mark Cuban


Date:    July 1, 2005                    The Mark Cuban Charitable Remainder
                                         Unitrust


                                         By:  /s/ MARTIN WOODALL
                                         --------------------------------------
                                         Name:    Martin Woodall
                                         Title:   Trustee